UBS Asset Management
1285 Avenue of the Americas
12th floor
New York, NY 10019-6114

May 25, 2018

Via EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Attn:  Ms. Ashley Vroman-Lee

Re:                             The UBS Funds (the “Trust”)

File Nos. 033-47287; 811-06637

Dear Ms. Vroman-Lee:

On behalf of the above-referenced Trust, following are the responses to the Staff’s comments conveyed with regard to Post-Effective Amendment No. 128/129 to the Trust’s Registration Statement on Form N-1A (the “Amendment”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 21, 2018 pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended (“1933 Act”).  Each comment is summarized below, followed by the Trust’s response to the comment.  Capitalized terms not otherwise defined in this letter have the meanings assigned to them in the Amendment.

1.                                      Comment.          The expense cap footnote should state the time period subject to recoupment and that repayment will be made only so long as expenses do not exceed the lesser of the cap in place at the time of waiver or the time of recoupment.

Response.          The disclosure is currently provided in footnote 2.

2.                                      Comment.          Please include any acquired fund fees and expenses in the expense table.

Response.          Estimated acquired fund fees and expenses have been included in the expense table.

3.                                      Comment.          Please state in the portfolio turnover section that the portfolio turnover rate is not included because the Fund has not yet commenced operations.

Response.          The requested disclosure has been added.

4.                                      Comment.          The disclosure states that the Fund may invest in other pooled funds.  Please state whether these pooled funds include 3(c)(1) and 3(c)(11) vehicles and what the limit is on such investments.

Response.          The Trust confirms that the Fund’s investments in other pooled funds does not include 3(c)(1) or 3(c)(11) vehicles.

5.                                      Comment.          Please add risk disclosure relating to investments in private placements and initial public offerings.

Response.          The requested risk disclosure has been added.

6.                                      Comment.          Please consider adding Eurodollar, American depositary receipts and global depositary receipt risks.

Response.          The Trust believes that the current risk disclosure with respect to foreign investments is adequate.

7.                                      Comment.          Please add disclosure that “junk bonds” are speculative.

Response.          The disclosure is currently provided under “High yield bond risk.”

8.                                      Comment.          Please confirm that the disclosure related to derivatives included in the “Principal Strategies” section of the Prospectus conforms with the standards set forth in the letter from the SEC staff to the Investment Company Institute regarding derivatives-related disclosures (“ICI Letter”).

Response.          The Registrant believes that the Fund’s derivatives disclosure meets the standards in the ICI Letter in that the disclosure identifies the specific types of derivatives that may be used and how such derivatives will be used in connection with the Fund’s principal investment strategies.

9.                                      Comment.          Please confirm, supplementally, how derivative instruments are valued for purposes of the Fund’s 80% policy.

Response.          The value of derivative instruments is calculated for purposes of the Fund’s 80% policy in the same manner that the value of such derivative instruments is calculated according to the Fund’s valuation policies and procedures for purposes of determining the Fund’s net asset value.

10.                               Comment.          The “Foreign investing risk” for the Fund is vague, please tailor the risk for the Fund.

Response.          In addition to “Foreign investing risk,” the Fund also includes “Emerging markets risk” and “Greater China and China A-shares risk” in its risk sections, and, therefore, believes that the risks of foreign investing are appropriately tailored to the Fund.

11.                               Comment.          Please tailor the “Derivatives risk” for the Fund.

Response.          The Trust believes that the “Derivatives risk” disclosure is appropriately tailored for the Fund.

12.                               Comment.          Please include a risk with respect to investment in other investment companies.

Response.          The requested risk disclosure has been added to the Fund’s statutory risk disclosure.

13.                               Comment.          Please include the risks of using derivatives, such as futures and forwards on currencies, for hedging purposes.

Response.          The risks of hedging are included in “Derivatives risk” in the section “More about risks.”

14.                               Comment.          Please disclose that the portfolio managers are jointly and primarily responsible for management of the Fund.

Response.          The disclosure is currently included in the “Portfolio management” section of the Prospectus.

15.                               Comment.          Please consider shortening the “Principal strategies” summary section of the Prospectus.

Response.          The Registrant believes that the current summary section strikes the correct balance of adequately disclosing the principal strategies of the Fund without providing unnecessary detail.

16.                               Comment.          Please include the risks of loss with futures and swaps in the “Derivatives risk” in the summary section of the Prospectus.

Response.          The “Derivatives risk” in the summary section of the Prospectus is a summary of the more detailed risk disclosure in “Derivatives risk” in the “More about risks” section of the Prospectus.  Accordingly, the Trust notes that the summary risk disclosure provides that “[i]t is possible for the Fund to lose more than the amount it invested in the derivative,” and the statutory risk disclosure then provides more detailed disclosure regarding the risks of futures and swaps in the “More about risks” section of the Prospectus.

17.                               Comment.          With respect to the “Supplemental investment advisor information,” please revise the disclosure to confirm whether the composite performance includes other registered investment companies.

Response.          The requested revision has been made.

18.                               Comment.          With respect to the “Supplemental investment advisor information,” please confirm that the adjustment for Class P2 expenses resulted in the presentation of performance that is lower than the composite would be without the adjustment.

Response.          The Trust confirms that the adjustment for Class P2 expenses resulted in the presentation of performance that is lower than the composite would be without the adjustment.

19.                               Comment.          With respect to the “Supplemental investment advisor information”, for the stub performance period in 2008, do not include the performance for such stub period in the table providing composite performance for each calendar year ended December 31, 2017.  The Registrant may include the performance in a footnote to the table.

Response.          The requested change has been made.

Please do not hesitate to contact Jana L. Cresswell, Esquire at (215) 564-8048, if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ William MacGregor
William MacGregor
Vice President and Assistant Secretary
The UBS Funds